

May 21, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:     Vanguard Municipal Bond Funds
        Issuer CIK:      0000225997
        Issuer File Number:    022-57689 / 811-02687
        Form Type:    8-A12B
        Filing Date:    May 21, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Vanguard Long-Term Tax-Exempt Bond ETF under the Exchange Act of 1934.

Sincerely,

*Bianca Stodden*

Bianca Stodden
Senior Analyst, Listing Qualifications